

October 15, 2021

David Wyshner
Chief Financial Officer
XPO Logistics, Inc.
Five American Lane
Greenwich, CT 06831

      Re: XPO Logistics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 12, 2021
          File No. 001-32172

Dear Mr. Wyshner:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Summary Financial Table , page 39

1.   Your disclose on page 41 that the decrease in the effective tax rate in fiscal 2020 was primarily driven by income tax benefits associated with stock-based compensation. However, foreign tax rate differentials, contribution and margin-based taxes and Other items also had a material impact on your effective tax rate for 2020 based on your disclosures in Note 16. Please discuss and analyze changes in your effective tax rate and any material items that are not expected to recur. Please refer to Item 303 of Regulation S-K.

Transportation Segment , page 41

2.   Revise your disclosure to explain how management analyzes the underlying factors, events and trends that directly affect the changes in revenue for the Less-Than-Truckload

(LTL) and truck brokerage businesses. For example, it appears changes in the shipping weight and distance of the haul directly impacts the pricing and revenue of the LTL business. Additionally, it appears changes in the demand for the underlying commodity or product being shipped and fuel surcharges directly affect your revenue. Revise your disclosure to describe any known trends or uncertainties that are reasonably likely to have a material impact on your future revenues or operations as a result of these factors, events and trends. Refer to Item 303 of Regulation S-K.

<u>16. Income Taxes, page 94</u>

3.   Please tell us what consideration you gave to providing a further quantitative breakdown of the "Other" category in the income tax rate reconciliation schedule pursuant to Rule 4-08(h)(2) of Regulation S-X and FASB ASC 740-10-50-12.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation